**Chris Ybarra**
August 13 at 11:33 AM ·

When is the last time you were offered a chance to buy a piece of an AI-Startup? Aivana is Taking On Investors — I'm giving Family and Friends the chance to be among the first! 🚀

The best part, early investors get early-bird perks including improved investment terms.

📌 Reserve your spot here: https://wefunder.com/aivanainc ✅

No funds collected during reservation — it's quick & risk-free

We chose a community raise because Aivana's mission is to help everyday people excel with AI. It only makes sense to let our community share in the potential upside.

If Aivana wins, you win. It's that simple.

Not ready to invest? Sharing this post or sending the link to someone who might be interested is just as impactful — and it doesn't go unnoticed.

Disclaimer-https://help.wefunder.com/testing-the-waters-legal... ✅

#AI #startup #fundraising #crowdfunding #wefunder #Aivana


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